# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CIMG Inc., CIK 0001527613
CUSIP: 67073S307
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial, 9 San On Street, Tuen Mun, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 06/09/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-029608
Filed by CIK 0002031917

## Reporting persons
- Yanqin Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (8.25% of the class)
  Comment: 1. This percentage is based on (i) 30,397,418 shares of common stock issued and outstanding as of June 5, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on that date; and (ii) 6,000,000 additional shares to be issued pursuant to the share purchase agreement entered into on June 2, 2025, as also disclosed in the Issuer's current report on Form 8-K filed on June 5, 2025. Following the closing of the share purchase agreement, the Company will have 36,397,418 shares of common stock issued and outstanding.

## Item 1. Issuer
Name of issuer: CIMG Inc.
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial Building, 9 San On Street, Tuen Mun, Hong Kong

## Item 2. Person Filing
Name of person filing: Yanqin Chen
Address of principal business office or, if none, residence: 4-104, JingJiLuFu, Changping District, Beijing, China
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yanqin Chen: /s/ Yanqin Chen, Yanqin Chen/Individual (06/09/2025)